ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

27 April 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

asx announcement

'Artificial Heart' Recognised for Excellence in Engineering and Design

Sydney, 27 April 2004: Ventracor Limited (ASX: VCR) today announced it had received an Engineers Australia Award for Excellence in Engineering Design.

Ventracor Limited Chief Executive Officer Dr Colin Sutton said: "We are honoured to receive this prestigious award as part of the 2004 Australian Design Awards."

"The assessment criteria for this prestigious award included the potential contribution of the VentrAssist™ to the national economy, its impact on quality of life, its significance as a benchmark of Australian engineering and its example as world best practice in engineering," Dr Sutton added.

Ventracor was further honoured when it also received a Powerhouse Museum Selection Award at the 2004 Australian Design Awards presentation in Sydney last Friday. The Powerhouse Selection Award honours excellence in design and innovative use of new technologies.

The VentrAssist™ left ventricular assist system (LVAS) has been designed as a permanent alternative to a heart transplant for patients worldwide suffering end-stage heart failure.

The VentrAssist™ is connected to a weak heart where it assists the heart's pumping function. Its inherent design advantages include small size, simplicity and biocompatibility.

About Ventracor
Ventracor is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to market around the world in record time.

Ventracor is well positioned to significantly improve the quality of life for tens of thousands of people worldwide. Ventracor anticipates obtaining a significant share of the massive LVAS market, which independent analysts expect to grow to between $US7.5 billion and $US12 billion per annum.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086